UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								November 22, 2005

Via Facsimile and U.S. Mail

Paul W. Jennings
President and CEO
Octel Corp.
Global House
Bailey Lane
Manchester, United Kingdom  M90 4AA

	RE:	Octel Corp
		Form 10-K for the Fiscal Year Ended December 31, 2004 Filed September March 31, 2005
		Form 10-Q for the Quarter Ended June 30, 2005
		Filed August 5, 2005
      File No. 001-13879

Dear Mr. Jennings:

      We have limited our review of the above filings to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of these filings. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise requested, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in the explanation you provide for these comments.
After
reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You state on page 5 of your Form 10-K for the fiscal year ended December 31, 2004, and page 19 of your Form 10-Q for the quarterly period ended June 30, 2005, that you are subject to laws relating to trade and investment restrictions, "some of which laws are conflicting." These statements may be read to imply that the non-US subsidiaries of Bycosin AB to which you refer continued to engage in
Cuba-related transactions and activities following your acquisition of Bycosin AB because you were unclear as to your obligations, and the obligations of your non-US subsidiaries, under US law. Please advise us whether this is your position, and explain more fully your references to conflicts in the laws governing trade and investment to which you are subject.

2. It is not clear from the disclosure on page 5 of your 10-K or page
19 of your 10-Q that transactions with Cuba and/or Cuban entities or persons by foreign subsidiaries of U.S. companies generally are prohibited under U.S. law. In future filings, please include in your disclosure regarding the sale of the Bycosin AB non-US subsidiaries specific disclosure regarding the US prohibitions on such transactions.

3. While it is implied in the discussion on page 19 of your 10-Q, it is not clear from the disclosure in either your 10-K or your 10-Q that the transactions and activities to which you refer are the subject of an Office of Foreign Assets Control investigation. If the transactions and activities to which you refer, including the transactions and activities of the former Bycosin AB non-US subsidiaries, are the subject of an OFAC investigation, in future filings please specifically so state, and state the amount of penalties to which you may be subject if those transactions and activities are found to have violated the Cuban asset control regulations administered by OFAC.

4. We note the description of your voluntary disclosure to OFAC in the second full paragraph on page 6 of your Form 10-K. In particular we note the reference to "such transactions and activities" which we assume are the same "transactions and activities ... with entities and persons that are in or associated with Cuba" to which you refer in the last full paragraph on p.5. In reasonable detail of the underlying facts, please describe the relevant transactions and activities by the former Bycosin AB non-US subsidiaries, and all other current and past transactions and contacts with Cuba and Cuban entities and persons. Your response should describe the "unrelated transactions" referenced on page 19 of your Form 10-Q and any other transactions or arrangements, whether through investments, distributors, subsidiaries, affiliates, or any other direct or indirect means.

5. We note the statement that you believe you are "no longer engaged in business with certain entities, persons and countries that are subject to restrictions and sanctions under U.S. trade laws and regulations." Please identify for us the specific entities, persons and countries with which you previously have engaged in business to which you refer, as well as the restrictions and sanctions referenced here, and describe all current and historic transactions and contacts underlying these references.

6. In light of the fact that Cuba is identified as a state sponsor of terrorism by the U.S. State Department and subject to asset control regulations administered by OFAC, please address the materiality of any operations, arrangements or other contacts with Cuba. Please present your view as to whether any such arrangements or other contacts constitute a material investment risk for your security holders.

In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism.



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on
EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Pamela Long
		Assistant Director
		Division of Corporation Finance
Paul W. Jennings
Octel Corp.
November 22, 2005
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